# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope Inc, CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2445 Augustine Dirve, Suite 301, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 09/17/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 8,960,263; shared voting power 0; sole dispositive power 8,960,263; shared dispositive power 0; aggregate amount beneficially owned 8,960,263 (9.5% of the class)
  Comment: The securities reported in items 5, 7 and 9 consist of 8,960,263 shares of class B common stock of the issuer. Each Class B-1 Share is convertible into one Class A Share at the option of the holder.
  Item 11 is calculated based on (x) a total of 85,188,411 shares of class A common stock of the issuer outstanding as of December 4, 2025, as disclosed in the issuer's Form 10-Q filed with the Securities and Exchange Commission on December 11, 2025 plus (y) 8,960,263 shares of class A common stock of the issuer assuming conversion of the 8,960,263 shares of class B common stock of the issuer held by the reporting person.

## Item 1. Issuer
Name of issuer: Netskope Inc
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301 Santa Clara, California 95054

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence: One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Managing Director, Head of Compliance (03/18/2026)
Comment: Comments accompanying signature:
Exhibit 99.1 Power of Attorney of Canada Pension Plan Investment Board